Exhibit 99.5
Wipro Limited
Investors/Analysts Conference Call
11:45 AM, July 19, 2006
Moderator
Good morning ladies and gentlemen. I am Prathiba, the moderator for this conference. Welcome to the Wipro conference call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to hand over to the Wipro management. Thank you and over to Wipro.
Rajesh Ramaiah
Ladies and gentlemen, a very good morning to you. My name is Rajesh Ramaiah and I am based in Bangalore, and along with Sridhar in Mountain View and Jatin in Bangalore we handle the investor interface for Wipro. We thank you for your interest in Wipro. It is with great pleasure I welcome you to Wipro’s teleconference post our results for the first quarter ended 30th June 2006.
We have with us Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, Chief Financial Officer who will comment on the results of Wipro for the quarter ended 30th June 2006. We are joined by other members of company senior management who will answer questions which you may have. The conference call will be archived and the transcript will be available in our web site www.wipro.com.
Before Mr. Premji starts his address let me draw your attention to the fact that during the call we might make certain forward-looking statements within the meaning of the Private Securities Legislation Reforms Act of 1995. These statements are based on the management’s current expectations and are associated with uncertainties & risk which could cause the actual results to differ materially from those expected. These uncertainties & risk factors have been explained in detail in our filings with the Securities Exchange Commission of USA. Wipro does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing thereof. Ladies and gentlemen, Mr. Azim Premji, Chairman — Wipro.
Azim Premji
Good morning to you. By now you would have seen our results for the quarter ended June 30th 2006. While the management team would be happy to answer your queries, I would like to take some time before that to share some of our thoughts on our performance and prospects.
The results for the quarter are a reinforcement of our approach, fine balance between long-term and short-term goals, consistency in delivering results, and focus on operational improvements.
For the quarter revenues from our global IT services business at $539.3 million is ahead of our guidance of $533 million.

The IT services business continued to witness broad based growth across verticals, across geographies and across service lines.
Our differential services such as testing and technology infrastructure management continue to grow ahead of overall growth rate.
Our top 10 clients grew ahead of our overall company growth rate instilling confidence to our account management efforts.
In line with our expectations, our Business Process Outsourcing business witnessed a small decline in revenues with significantly improved profitability for the fifth consecutive quarter.
Our wins in transaction processing business during the quarter, an improvement in operational matrix gives us confidence that we are on the right track.
Our India, Middle East, and Asia Pacific business recorded strong year-on-year revenue growth of 35% and profit before interest and tax growth of 62%, expanding operating margins by 130 basis points year-on-year.
Wipro Consumer Care & Lighting business also grew well with a 30% year-on-year revenue growth and 24% year-on-year profit growth.
During the quarter we launched The Spirit of Wipro. It is the contemporary articulation of the never changing core values that Wipro practices. It is rooted in current realties and at the same time it is aspirational.
We also kicked off new initiatives in our innovation journey for a quantum innovation. Our global command center which offers a unique delivery model to outsource infrastructure services won the Innovation for India Award under the business model category in June ‘06. Wipro is the only Indian company to figure in Business Week in 25 Champions of Innovation listing in June 2006.
We have in the last 6 months announced six acquisitions. These acquisitions are a culmination of discussions and due diligence over the past 12 months. While these acquisitions definitely have long-term strategic value, we are equally confident that we will derive significant value from these acquisitions in the medium term as well.
Overall, our experience in terms of early wins and business integration, so far, gives us confidence that we are progressing well with the right strategy.
To sum up, we are confident that the investments we have made on the organic and the inorganic side of our business to enhance our capabilities and the initiatives that we have kicked off which enables Wipro to achieve its vision of global leadership.
I would now request Suresh Senapaty, our CFO, to comment on financial results before we start taking questions.
Suresh Senapaty

A very good morning to all of you ladies and gentlemen. I will touch upon areas in our performance and financials that will be of interest to you all.
Global IT services’ revenue for the quarter of USD $539.3 million included about $45.6 million in BPO services and $12.3 million from acquisitions. Acquisitions revenue include about $3.2 million from ENABLER, which has been consummated effective June 1st 2006.
We had sequential revenue growth of 5.3% in our global IT services business driven by a 5.5% growth in the volume of business and an increase of 0.8% in realization of work performed at onsite and a 0.5% increase in price realization for offshore projects.
On forex front, our realized rate for the quarter was Rs. 45.44 versus rate of Rs. 45.23 realized for the quarter ended March 2006. As at period end after assigning to net foreign exchange denominated assets in the balance sheet we have about USD $410 million of hedges at rates between 44.90 and 46.
This quarter we made incremental investments in sales & marketing and account management. The margins for the quarter were also impacted by lower profitability on acquisition. However, the operational improvement in terms of higher utilization and improved realization helped us mitigate some of these pressures.
Continuing with the transformation journey our BPO business expanded operating margins for the fifth consecutive quarter.
For the quarter ending September 2006, we expect volume led growth with broadly stable price realizations. In line with our plan we have granted restricted stock units effective July 2006. The issue of these restricted stock units will result in a non-cash charge in our income statements of approximately 340 crores over 5 years. In line with earlier years, we plan to implement salary increase in a staggered fashion starting from September 2006. These combined with our low profitability on acquisition will impact our operating margins for the quarter ended 30th September 2006. We will endeavor to maintain our operating margins in a narrow range excluding foreign currency fluctuations through positive levers like SG&A leverage, bulge improvement and productivity gains etc.
We will be glad to take questions from here.
Moderator
Thank you very much sir. We will begin our Q&A interactive session. Participants who wish to ask questions may please press *1 on your touchtone-enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. To ask a question, please press *1 now.
First in line we have Mr. Sandeep from Motilal Oswal. Please go ahead sir.
Sandeep
Sir this time the R&D business has not shown a growth, so is there any change in the macro level or it is a quarterly aberration?

Ramesh Emani
The technology business has grown 40% year-on-year, in that sense I think we have shown a good growth. Coming to specifics inside the technology business, we have seen better growth from our embedded systems business, which have seen a good growth in all the various verticals like automotive, industrial automation and the avionics business.
In terms of the outlook for this quarter we are seeing a reasonable robust market for us, we are seeing the increase in terms of the market opportunity in most of the verticals, but we are seeing better market growth in the embedded systems.
Sandeep
Okay, and sir the guidance of 577 million for the next quarter, how much has been expected from the inorganic acquisition of this?
Suresh Senapaty
If you look at the inorganic which was already there but only the ones which are to be introduced in terms of Wipro acquisition, it is about $10-11 million.
Sandeep
How much?
Suresh Senapaty
$10-11 million of the guidance number would be expected from acquisitions which would be consummated in the current quarter, of the announcements that has been done in the last quarter.
Sandeep
Okay, sir I just missed the RSU charge, you said, 340 crores over 5 years, and that will be debited from which quarter?
Suresh Senapaty
That is from the current quarter.
Sandeep
From the Q2 onwards?
Suresh Senapaty
That’s right.
Sandeep
And sir can you tell us the salary hike with effective from which month or which quarter?
Suresh Senapaty

What we are saying is like last time we gave the compensation hike for offshore, it was November 2005, that is being now going to be implemented effective September on a staggered basis for different categories of employees over a 3 month period. So there would be impact of that as well as the restricted stock unit in the current quarter and we expect it to be approximately 150 basis points, but what we are saying is within the other levers that we have we would expect it to be in a narrow range change in the operating margin.
Sandeep
Okay, and when you will be providing the onsite salary hikes?
Suresh Senapaty
That last time we had given especially 1st of January 2006, and the next revision is due on 1st of January 2007.
Sandeep
Okay, so sir on an overall basis because of the now in the coming quarters because of the RSU’s as well as salary hikes, do you expect the margins on a year-over-year basis to be maintained?
Suresh Senapaty
Last quarter we saw a margin reduction of about 50 basis points, and we are saying in the current quarter, which perhaps on a sequential basis would see a narrow range movement, except for the exchange.
Sandeep
Okay, thank you.
Moderator
Thank you very much sir. Next in line we have a question from Mr. Sameer Goyal. Please go ahead sir.
Sameer Goyal
Yeah hi, good afternoon. Just a clarification on guidance first, the guidance includes round about 10-11 million from inorganic activities, this leads to an implied guidance over the current quarter of 6% sequential growth. Could you elaborate the reasons why the guidance is on the lower side?
Suresh Senapaty
If you look at the total guidance of $577Mn and compare with the kind of guidance we have given in the last 7 quarters, I think this is the second highest guidance we have given. So this is a culmination of all the data points that we have at this point in time and how is projected, like we have said that we have been conservative in giving a number and this is what we are looking at this point in time, and primary growth drivers in this would be growth that we would expect in BPO, growth that we would expect in financial services, growth that we would expect in some of the verticals in enterprise solution, and also continue with the decent growth in the product engineering services and telecom service providers.
Sameer Goyal
Are we seeing some slow down in terms of some of our top customers slowing down?
Suresh Senapaty
Out top 10 customers are actually growing faster than the Wipro Technology average growth.
Sameer Goyal
And we have assumed the similar kind of growth in the next quarter again?
Suresh Senapaty
Well we do not see a significant change in that trend.
Sameer Goyal
Okay, and there was some slow down in recruitments there in the quarter, any particular reasons for that, and the attrition rate again moved up during the quarter?
Suresh Senapaty
If you look at the net attritions that we have shown last quarter, if again if you look at any of the earlier quarters of our, this is in the higher side, particularly because all of the addition has happened only in the IT services. In the BPO we had a marginal decline in the head count but we will get that changed in the current quarter onwards. In Wipro Software Services we had actually a net employee add which is higher than any other Q1 of ours.
Sameer Goyal
What was the gross addition during the quarter?
Pratik Kumar
Gross addition was in the region of about 4300.
Sameer Goyal
Fair enough. Last question was on the attrition rate, I think you have missed the attrition rate. Why the attrition rate has moved up so significantly, now it is amongst this is the attrition rate we have not seen for the last 3 years in terms of Wipro.
Pratik Kumar
The attrition rate has got two components, as Senapaty had touched earlier, the voluntary attrition as well as the involuntary. Involuntary attrition accounted for almost 2% of our total attrition, which was on account of two things, one was the residual clean up which we were doing on the fake resume and we completed in this quarter, and this was also the quarter where we finished with our appraisal process, but some of it was on account of performance which was seen. We have already moved by about two percentage points and I think you know if we have started some of the actions that we are putting in place we should be able to address that going forward. But that is generally in line with the industry thing that we are seeing.
Sameer Goyal
Okay, and just last clarification actually, the new customer addition during the quarter is 60, total active client base has moved up from 494 to 565, so it is an addition of 71, how is that different?
Suresh Senapaty
The addition is because of the acquisition.
Sameer Goyal
Okay fine, what were the number of clients acquired due to acquisition?
Rajesh
The acquisitions which were consummated this quarter added about 40 clients.
Sameer Goyal
40 clients?
Rajesh
Yeah.
Sameer Goyal
Thanks and best of luck.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Anantha Narayan of Morgan Stanley.
Anantha Narayan
Thank you and good afternoon everyone. I had a couple of questions on the BPO front. When do you expect the revenue growth to pick up again on BPO, and in your view what is sustainable margin for the business?
Azim Premji
Kurien could you take this question?
TK Kurien
I will take the question. I will start with the second part of the question and go back to the first.
As far as the margin is concerned, if you look at our margin growth over the past couple of quarters we have been adding on anywhere between 170 basis points to about, and last quarter, 270 basis points in terms of operating margin growth. We will continue to make sure that we push hard enough to go forward to make sure that our margins keep increasing on a going forward basis, but obviously there is a very very fine line between customer investment and increased margins because we really have to, and this is the business where you have to invest in the future, and that is critical. So we are never satisfied with what we have but there is a line that you have to draw between the two.
In terms of growth, I think our guidance for the next quarter does take into account the fact that we would grow, and we expect to see growth kicking back in the next quarter.
Suresh Senapaty
Also what happens is BPO part of the business when you win a deal and it takes its own knowledge acquisition phase, so many of such things are happening at this point in time, so the acceleration in the growth we would expect after about two quarters.
Anantha Narayan
And Mr. Kurien when you say next quarter, you mean the current quarter right?
TK Kurien
Current quarter, I am sorry.
Anantha Narayan
Would you sort of care to just quantify a sustainable margin range, a range would be helpful.
TK Kurien
I would say this is hard one to quantify, but I would say that in an around 20% range would be a reasonable margin to get hold over a sustainable basis.
Suresh Senapaty
Anantha if you remember we had earlier communicated between 18-24%, and that is the range where we have been seeing around, and currently we are at about 20, I mean while our endeavor would continue to be going up but we will continue to invest in the growth.
Anantha Narayan
Okay. Thank you.
Moderator
Thank you very much sir. Next in line we have Mr. Trideep from UBS.
Trideep
Good morning gentlemen. If you could elaborate on the contract signing that we have with General Motors and how things are progressing there?
Sudip

The contract with General Motors has reached the transition phase, the transition has been completed in June as per the schedule, and you know newer work is all starting up this quarter, and that is true for all the current suppliers, so transition has happened between inter suppliers in this contract and that has just got completed.
Trideep
I see, so is it fair to assume that September quarter would be the first normalized billing from this particular contract with GM?
Sudip
Yeah that will be the first normalized quarter.
Trideep
Right, okay second is on pricing, Mr. Senapaty, and businesses, how do you exactly see the pricing scenario, is it actually improving on a like-on-like basis or this is more of a businessman’s issue or productivity issue?
Girish
I think as we have said in the past that we are seeing small increments in the pricing, in fact in the renewals that happened in few clients or new clients coming in, but what gets visible to analysts and other users of our annual report is the weighted average bill rate, which is a combination of various contracts that we have signed over the last several years and depending on which client kind of it grows faster it has an impact on the average bill rates.
Trideep
I see, my last question is for Mr. Premji, as we are seeing some mixed data points coming out from the US and there is lot of debate whether things are slowing down and how things will progress. While one knows that the offshoring is getting mainstream and things like that, would this have an impact on taking the growth rates over slightly medium term i.e. next one and one and half years and if true are we preparing already in advance to kind of get well prepared for the situation, if it happens?
Azim Premji
Let me just emphasize a couple of points on this. I think the whole outsourcing or the global partnering story is getting more and more mainstream, and that is quite clear and Accenture and IBM and CapGemini and the EDS are setting up stronger bases in India further confirms that to all our customers and to all our potential customers.
Our experience says that marginal movements in GDP growth rates in the US or Europe do not effect outsourcing, you know, if the growth rates slow down the compulsions on cost pressures are high, so it encourages more global partnering. If the growth rates are strong people have better cash flows and it again encourages higher step up in IT budgets. What we need to be carefully focusing on, is there a situation of uncertainty building up at global markets? And when there is a situation of uncertainty building up in global markets of a certain intensity, customers tend to sit of the fence. We are not seeing a situation of uncertainty building up with our customer base. So in summary what I am trying to say is we expect the current reasonably strong trends of growth rate to continue and the kind of guidance which NASSCOM gave in terms of how much they expect industry to grow this year, both on software as well as on BPO, if anything in the first quarter it is running a little ahead of that.
Trideep
I see, thanks a lot and best of luck.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Hitesh Zaveri with Edelweiss. Mr. Zaveri?
Hitesh Zaveri
Yeah thank you, well most of my questions are answered, but the one I have is with regard to the acquired companies. What could the acquired revenues can do to your billing rate, if you could elaborate as this business scales up, as most of these companies have been acquired from the western geography with the local billing rates, and whether the company is looking at acquisitions as road to do something more in area of the realization that it earns? Thanks.
Sudip
As far as the three acquisitions that we have done in Q1 are concerned, they are all European companies and all of them are in very specialized areas, so the billing rates of those companies are significantly higher than the blended rates that we have in our regular business. Having said that I think the major focus of our acquisition continues to remain either entering a new service line, or enhancing our domain competence or adding to a new geographical presence. Given that I think the revenues from our acquisitions are always going to be between 2%-3%-5% in that range, and they will be supplementing our existing business. So yes, there is a positive uptake in terms of the overall realizations, but they are not significant enough to alter the entire balance of our business portfolio.
Senapaty
Except for Quantech which is in the design area, all the other acquisitions will be arounf that.
Hitesh Zaveri
Sure. And lastly if you could have a word on the ADM revenue growth in the current quarter which had a high trajectory, 8% plus, for the few quarters now. At 3.9 does it look reviving up again in the next couple of quarters?
Sudip
See again Hitesh you know there is got to be a difference in terms of the definition of ADM itself, because what has happened is traditionally it was the legacy which was part of the ADM business, whereas a lot of development which is currently taking place is considered as development which is in the non-ADM space, so I think that is the real difference in terms of the percentages that you see, because part of the entire development is actually clubbed in what you get through testing, part of it comes in through what you get in terms of package development etc. So the entire original piece of ADM as we understood it 2 or 3 years ago that has undergone a significant shift.
Suresh Senapaty
So you think it has component for data warehousing, e-enabling etc., but also what happens is that you are looking at a spend of more of multimillion dollar contracts again, which primarily sustained business, so there again it will contribute to most part of the ADM, particularly application outsourcing, application development outsourcing, application maintenance also.
Hitesh Zaveri
Sure, thank you very much.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Anthony Miller with Arete Research.
Anthony Miller
Hello gentlemen, I have got a point of clarification and then a question about freshers. Just some clarification, did you say about your main concern about demand is uncertainty in global markets which might cause customers sit on the fence, and then I think I heard you say we are seeing signs of this now, did I hear correctly?
Azim Premji
You did not hear correctly, I said what determines ups and downs, particularly downs in terms of software demand from India, its intense uncertainty in global markets, which we are not seeing at this point of time. We don’t see it in terms of any forecast going forward, all the forecast we say seems to be a juggling between one global GDP rate and another GDP growth rate.
Anthony Miller
Great, nice to hear that. My second question is could you tell us how much your growth this quarter came from volume growth versus pricing and foreign exchange.
Suresh Senapaty
Volume growth was 5.5% in the IT services.
Anthony Miller
5.5% in IT services.
Suresh Senapaty
That is right.

Anthony Miller
Okay, and the forex effect?
Suresh Senapaty
Forex effect was very marginal, we had a pricing impact on blended basis we had 1.4% pricing realization being better.
Anthony Miller
1.4%.
Suresh Senapaty
1.4%.
Anthony Miller
Thanks very much, and finally can you just talk through how you are doing on campus with your fresher recruitments, how many offers you have made so far, what the acceptance rate has been, what offers you are expecting somebody to this year, and also if you can give some idea as to what salary increase are you offering freshers over last year as most of your peers giving between 10 and 20%, what is the precise level of your salary offer to campus recruits this year please?
Azim Premji
I will request Pratik to answer this question.
Pratik
If you have noticed, as a change from the previous year our campus intake we have tried making it more even across the quarters, so even as a result of our total intake this time a significant portions of those are coming from the campuses, and going forward we anticipate that the mix of our lateral versus campus would continue to be in the range of about 50%, 50% would comprise of the campus freshers whom we would be taking and our offers which we are making on campuses is also in the same line. Your specific question on the joining rate, our experience have been that is probably between north of 80% joining rate and which we have seen it in the previous quarter, we anticipate going forward it should not be any different. As far as the campus salaries are concerned, we have already announced changes in the campus salaries, but those are the folks who would be joining us in Q3 of year 2007-2008, and it is in the similar range what you quoted and what our competitions have also done, it is in the range of about 10% to 15% depending on the kind of colleges and what category of campuses are they coming from.
Anthony Miller
Right, okay, thanks very much.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Prasad Deshmukh of DSP Merrill Lynch.

Prasad Deshmukh
Good afternoon sir. Sir I had some question on this BPO, your number of clients has gone down in BPO from 33 to 31, can you throw some light on that?
TK Kurien
I am sorry, I did not get the question, can you just repeat that?
Prasad Deshmukh
Yeah, the number of clients in BPO has gone down from 33 to 31.
TK Kurien
Here is what we have done, two things happened: number one is in terms of customers what we have done is that wherever we have had customers running marginal processes with us, you know, where the number of FT’s would not scale, those processes have been shut down, because ultimately you know our focus would be on profitability and making sure that we add value to customers, so there have been some small processes that have shut down and that is what has led to the decline in terms of total numbers.
Prasad Deshmukh
Okay, and another question on ...
Suresh Senapaty
And none of them are large customers.
TK Kurien
None of them are large customers, they are all small marginal customers.
Prasad Deshmukh
Okay, another question on guidance front like last time when you provided guidance how much of it was about inorganic growth and how much has been inorganic revenue this quarter? Hello.
Suresh Senapaty
Current quarter what we are talking about $577 million, and we expect about $10 million to $11 million coming from acquisitions which are yet to be consummated.
Prasad Deshmukh
This is you are talking for the next quarter right?
Suresh Senapaty
Current quarter, current quarter would be September ending.
Prasad Deshmukh

No I am asking last time like say March ending you must have provided some guidance of which.
Suresh Senapaty
As far as last quarter was concerned $539 million that we delivered was against our guidance of 533, which did not include, about $3.2 dollars we got from ENABLER, which got announced and consummated in Q1 effective as of June 2006.
Prasad Deshmukh
Okay, yeah.
Suresh Senapaty
In the manner of speaking 533 is comparable with 539 minus 3.2.
Prasad Deshmukh
Okay, okay, yeah, thanks. Thanks a lot.
Moderator
Thank you very much sir. Next in line we have Mr. Pratish Krishnan from MK Shares.
Pratish Krishnan
Yeah, hi, good afternoon. Just on the BPO side, I mean if you look at for this quarter you know your utilization has went down but your margins improved substantially, going forward can we assume it to improve and hence the revenues, can you also expect margins to improve.
TK Kurien
I think we answered that question earlier by giving you a range in terms of between I think Senapaty talked about 18 to 20% being the band in which our margins will remain.
Pratish Krishnan
You know going forward I mean how is this scenario in terms of the overall BPO revenues?
TK Kurien
Overall BPO revenues, we see at this coming quarter we have given guidance which is in line with company guidance and we see growth kicking in this quarter, and going forward it would so whatever we sell today we would see the revenue impact of that 6 months from now, to that extent what you are seeing today is what we have sold 6 months ago. Our order wins continue to be pretty decent and we are confident that going forward at least we will maintain our growth rate.
Pratish Krishnan
And secondly in terms of the RSU charge the 340 crores is for a period of 5 years?
Suresh Senapaty

Yes over 50 months.
Pratish Krishnan
And what can we expect for this year I mean according to accounting perspective.
Suresh Senapaty
Because it is July so you may get this year about 9 months out of that.
Pratish Krishnan
Okay, thanks a lot.
Moderator
Thank you very much sir. Next question comes from Mr. Ajay Mathrani with Deutsche Bank.
Ajay Mathrani
Yeah, thank you and good afternoon. First question was on the BPO business, your demand trends, what kind of demand trends are we seeing and what kind of competitive landscape, and any trends in pricing there.
TK Kurien
I think we are seeing a significant shift in the kind of offerings that the solutions that the customers are looking for and you know may be it goes back to a little bit of what customer demand is all about and also little bit how we have organized. If you remember about a year ago, BPO used to have its own sales force and we use to sell wedges, you know we used to sell voice services, and we used to sell components and transaction processing. Last year in the October timeframe, we integrated our front end sales force and fundamentally what has happened is this has resulted in a real shift in terms of the solutions that we are selling to customers because now fundamentally what we are doing is we are bundling both IT and BPO and selling a point solution to customers. So in the past quarter if you look at the deals that we have won, barring one deal all the other deals have come in specifically in the integrated service offering space. We are seeing strong demand coming in from the back end financial services area, we are seeing strong demand coming in from telecom, and also from high tech manufacturing; these are three areas that we are seeing significant demand.
Ajay Mathrani
Okay and any favorable pricing and how you are seeing that move?
TK Kurien
Our pricing with new deals that are coming in are coming in at pricing levels which are higher than the pricing levels that we have got in the past.
Ajay Mathrani
Even compared to the call center price, in the sense even compared to voice prices?

TK Kurien
Yes, we are getting higher pricing.
Ajay Mathrani
The next question again on BPO on people side, you know, we are seeing attrition for 25 plus percent, any thoughts on that and do you see that coming off as you move to a more data mix?
TK Kurien
See here is what is happening if you break up our attrition number there are two components to it. One is if you look at the training attrition, today if you break up the training attrition and if you break up the attrition that we have in terms of the floor attrition, our training attrition number runs at around 1.6 to 1.7 times our floor attrition, so the issue that we have really is making sure that we are able to hire people with good quality, and that to some extent is also reflective of the talent pool that we are getting today in the environment. So in terms of going forwards as mix of business changes more towards more high end services, we see attrition coming down significantly.
Ajay Mathrani
Okay, is it constraining business growth as of now or revenue growth?
TK Kurien
It is not constraining business growth, but clearly, that is one area where we have to work on in terms of the talent pool. As an industry a lot of initiatives taken in terms of making sure the talent pool increases and the quality of the talent pool also improves, but as of now it is not a constraint, if you are looking at growth a couple of years down the line and if we continue the same trajectory of growth, then I am sure in 2 to 3 years time we have to seriously start getting worried about the kind of manpower that we are getting today.
Ajay Mathrani
Okay, one last question again on BPO, what are the salary levels there and any hikes planned in the BPO business?
TK Kurien
We do our normal cycle in the October timeframe, and this year too we are expecting to do that.
Ajay Mathrani
Okay, so one shot.
TK Kurien
It is a one shot increase.
Ajay Mathrani
Okay, okay thanks a lot and all the best.

Moderator
Thank you very much sir. Our next question comes from Mr. Shekar Singh with ICICI Securities.
Shekhar Singh
Hi sir, I just wanted to know like what was the rupee dollar rate for the quarter and what was it in the previous quarter?
Rajesh
The current quarter realization is 45.44 versus 45.23 last quarter; Q1 was 45.44 and Q4 was 45.23.
Shekhar Singh
Okay sir. Secondly sir can you just throw some light on the demand in the R&D area especially in the telecom OEM side.
Ramesh Emani
We are seeing in the telecom equipment vendor space, so there is no big change in terms of the demand situation, but we are waiting to see what impact do we get because of the merger of Lucent Alcatel as well as the Siemens Nokia merger, so they are not yet visible, whether it will be positive or negative we do not know yet, but otherwise the market continues to be what it is.
Shekar Singh
Okay sir, thanks a lot sir.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Harmendra Gandhi with Brics Securities.
Harmendra Gandhi
Good afternoon to you and although the technology infrastructure services has grown and a lot of deals floating around in the market which seems to have closed during the quarter. Are we not competing in that space? Thank you.
Suresh Vaswani
The technology infrastructure services is amongst the highest growth businesses within Wipro, so if you look at the performance of the last quarter, technology infrastructure services has grown 67%, and again if you look at the last 8 quarters, the growth has been 14% CQGR, so it has really been a strong growth driver for Wipro. The other point which I would like to make is we have also launched last quarter the total outsourcing practice of ours based on the strong foundation that we have built in the domestic market globally and that is also building a lot of traction for us globally. We are consistently winning deals, we may not be announcing deals on account of customer clearances and so on, but clearly it is a very major growth driver for us and will continue that way.
Suresh Senapaty
But if you are asking for some of the deals currently being talked about, of course Wipro is present there.
Harmendra Gandhi
Sorry I did not get the last part please.
Suresh Senapaty
We are saying that some of the deals currently is Wipro bidding, yes we have a very strong funnel, it is a part of the funnel that we talked about.
Harmendra Gandhi
But some of the deals have been announced by some of the other players in the market that they have won and are we not competing in that space at all probably due to the low margins or whatever?
Suresh Senapaty
You have some specific deals in mind?
Harmendra Gandhi
For example, Scan India deal, $400 million.
Girish Paranjpe
I mean there will always be individual one, one or two deals where we compete and may not win, but that is not to say that we don’t have funnel or that we don’t address that funnel.
Harmendra Gandhi
Okay, no I was asking because Wipro’s focus is in this area and we have ....
Suresh Vaswani
Those deals which you are specifically talking about are more infrastructure services oriented, those could be I would say more integrated deals, more BPO oriented deals which have been finalized in the past, but in so far as infrastructure services are concerned including large deals in infrastructure services, I think we are there in all the deals.
Azim Premji
But it would not be fair to comment on deals which competition has taken, whether they were dud deals.
Harmendra Gandhi

Okay.
Azim Premji
the deals we had, there were dud deals and not dud deals.
Harmendra Gandhi
So what is the greatest challenge you think you are facing right now?
Azim Premji
Our greatest challenge is as always being able to keep growing at these rates and maintaining cultural continuities, which is why the focus of our leadership is also on maintaining attrition as low as possible.
Harmendra Gandhi
Okay.
Azim Premji
We also have strong in induction of both lateral hires and campus hires into the spirit of Wipro, because that is what eventually sustains high level of services to the customer.
Harmendra Gandhi
Okay. Do you think supply constraints are constraining overall growth?
Azim Premji
You know we are not finding campus supply being a constraint to growth, but I think in terms of experience profile the experience profile always has more demand than it has supply, and we have to basically be clear that we invest in building campus supply as much as possible to fill at least the gaps at the lower end requirement of experience supply, and also that where we have people at the very high end which are not easily available in our country, we supplement skill acquisitions through the right kind of acquisition of front end people who are locally based in the geographies we are addressing our customers in. So in summary, the situation is a little tighter than what it was say a year back, but it is not something which is acting as a recurrent to growth.
Harmendra Gandhi
Okay, thank you very much sir.
Moderator
Thank you very much sir. Next question comes from Mr. Ravi Shenoy of Birla Sunlife.
Ravi Shenoy
Good afternoon sir. Hello.
Azim Premji

Yes go ahead.
Ravi Shenoy
Good afternoon sir. Sir a few queries on the acquisitions that we have done recently, your quarterly statement shows that these are currently incurring a loss, what would be your strategy to run them around and when do you expect that to happen?
Suresh Senapaty
If you look at these acquisitions, it is one way to take out the one of the deals which we had which is primarily in the IP area, the operating margin should be in north of 15%. So as you know when you do the acquisition of this company they are not always at operating margin levels similar to the Wipro Technologies, but our expectation is that over 4 to 6 quarters, with the synergy that we are expecting and the other competitions that we are expecting we should be able to take closer to those areas. At this point in time they are the initial quarters, so that is why giving a negative, so far as the IT part in the company that we have acquired we think it will get into break even over a two quarter period and then after we should see much more off take and that particularly, as capability to be able to deliver operating margin in excess of Wipro Technologies and that is why our attempts in trying to build some initiatives and the non linearity area, but the overall acquisitions are on stream that we could be definitely better, but we are continuously improvising on a quarter-to-quarter and month-to-month basis.
Ravi Shenoy
Secondly sir these acquisitions your quarterly statement show that there are cash and cash equivalents in these acquisitions to the extent of two times of quarterly revenue, any specific reason sir why such a high cash level?
Suresh Senapaty
That was on the basis that the dividend was not given, I mean the AGM has been completed recently, so money will go out in dividends, and plus we are seeing a run rate based on which we have been doing acquisition, so our policy has been to be able to use that gaps going forward for strategic purposes including acquisition, and eventually we have been taking up the dividend payout ratios on an ongoing basis.
Ravi Shenoy
Okay, two last questions from the acquisition side sir. One, what could your goodwill amortization strategy?
Suresh Senapaty
Neither in Indian GAAP nor in US GAAP we expect amortization of goodwill to take place; however, under both the accounting it is always all the acquisition assets are subjective for any impairment possibility, and so far we have never got any kind of an impairment possibility, it is entirely on track because of varieties of acquisitions that we have done in the recent past as well as in the earlier days.
Ravi Shenoy

We have certain earnout payments of about Euro 30 million sir, which is due for acquisition, could you give some clarity as to where ....
Suresh Senapaty
What you are saying is that many of the deals that we have done there is a component of consideration which is on an earn out over a period of 18 to 36 months, so which makes you typically pay to the seller only if some of the financial matrices in terms of revenue and profit parameters are met, if that is not, you do not pay, or if that is met partly you pay only partly, so that is how the consideration is structured with a view to be able to make sure that most of the identified synergies and most of the identified revenue run rates are achieved before we pay for it.
Ravi Shenoy
So what you are saying sir is that we will start typically 18 months after the acquisition and if certain targets are met.
Suresh Senapaty
No, no we are saying that once we acquire a company, what we try to do is pay a part of the consideration upfront and the balance consideration gets paid over 18 to 36 months depending upon the deal where we have identified targets in terms of revenue, synergy revenue, profits, and on achievement of that only those are earn out are paid, and that could be part, that can be partial, that can be zero depending upon what the financial parameters we meet on a combined basis post acquisition.
Ravi Shenoy
Okay, sir we have added about 22 new clients on the IT side net of what we have got from the acquisitions, what potential do you see in terms of size, revenue size, where would we be currently where do you see them may be one year down the line?
Azim Premji
No let me just clarify, Senapaty will clarify for you exactly the balance sheet as far as acquisitions are concerned.
Suresh Senapaty
So just to clarify we had an opening active customer of 494, the add rate because of acquisition is 40, we have added new customer add 62, that is about 51 aggregate, so the closing active customer base is 565. So therefore on a net of attrition, the new customers adds are 31 and not 20, that is one. And so far as the building this up or scaling that, you are seeing how our number of million dollar accounts has been going up, number of 2 million dollars and number of 10 million, 20 million dollars are going up, so quarter after quarter we are seeing a positive trend on that, and it is exactly directly proportionate to the net customer add that we have every quarter. So, while our front end is doing well in terms of hunting more and more good customer base, we have seen a fair amount of decent results in our farming, because we are seeing growth of our top customers, top 5 and top 10, which are growing faster than the Wipro Technology average, so going forward you will also continuously see that momentum.
Ravi Shenoy

But what I meant to ask was do any of these customers have the potential to come into your top 10 or top 20, 2 years down the line?
Suresh Senapaty
Yes, quite a few of them.
Ravi Shenoy
Quite a few.
Suresh Senapaty
But you have to realize the fact that current our top 10 customers have a run rate which is more than $10 million a quarter, so from that perspective for them to build it up will take its own time.
Ravi Shenoy
Sure. Sir on your BPO side, your margins have improved pretty sharply if one looks YOY, any specific things that you would be doing in this business?
Suresh Senapaty
Kurien you want to answer that.
TK Kurien
Yeah, I think there were a couple of things that we did; on the front end side in terms of the kind of services that we were offering, we have very sharply narrowed the number of services that we are offering and now we are offering a fewer number of services into very, very specific domains, so the domain component, which has reduced the number of service offering that we had. The second is the operational efficiency, we are giving a huge thrust in making sure that you know people who are there are actually deployed in doing their work for the customers and selling new business to the customers. We have certainly made sure that the mettle that we had and our utilizations has been a big factor that has actually gone up, so between last year and this year if you look at it our utilization has actually moved up by a couple of percentage points, those have been fundamentally what has been done.
Ravi Shenoy
Sir my last question would be on your hedging front, I just needed clarification here. We said we have $410 million hedge but I didn’t get the rate at which it is hedged?
Rajesh
It is 44.90 to 46, that is the range.
Ravi Shenoy
46.
Rajesh
Yeah, 44.90 to 46.00.

Ravi Shenoy
Okay sure, and what is the options of forward contracts?
Rajesh
Combination.
Ravi Shenoy
Okay any specific mix between these two sir?
Rajesh
There is no specific mix, it is a snapshot at a given point in time
Ravi Shenoy
Okay, thank you sir.
Rajesh
Prathiba we will take one last question.
Moderator
Sure sir. The last question comes from the line of Mr. Sameer with Alchemy.
Sameer
Hello.
Azim Premji
Yes please.
Sameer
Yeah, just a follow up question, can you give me the operating income breakup in terms of BPO and IT services this quarter
Suresh Senapaty
BPO is about 20%.
Sameer
Sorry hello?
Suresh Senapaty
BPO is 20%.
Sameer
This is as per US GAAP?

Suresh Senapaty
Indian GAAP.
Sameer
No I want as per US GAAP, because last quarter you gave some 36 crore as operating income from BPO, what is the figure this quarter?
Suresh Senapaty
The BPO our operating profit for the last quarter is Rs. 426 million, 42.6 crores, and IT services is 569 crores, acquisition is 9.6 crores loss.
Sameer
Sir, you are again giving me the Indian GAAP numbers, this does not tally with the operating income given as per US GAAP. The operating income as for US GAAP of BPO.
Suresh Senapaty
.... numbers are as follows.
Sameer
Hello.
Suresh Senapaty
The IT services is 564.2 crores.
Sameer
Okay.
Suresh Senapaty
Acquisition is 12.9 crores loss. BPO is 39.9 crores profit, so total is 591.1 crores versus 602 crores in the Indian GAAP.
Sameer
Yeah, fair enough, and on RSU is that 340 crores charged over next 5 years?
Suresh Senapaty
That is correct.
Sameer
Hello can you repeat?
Suresh Senapaty
340 crores will be the charge over the next 60 months.

Sameer
Next 15 months.
Suresh Senapaty
Six-zero, 60 months.
Sameer
60 months, okay thanks a lot.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. At this moment I would like to hand over the floor back to the management for final remarks.
Rajesh Ramaiah
Thank you ladies and gentlemen for participating in this call. Should we have missed anything during the call the audio archive of this call will be available on our web site and we would also be putting up a transcript of this call very soon, and of course should you need any clarification the investment relations team would be delighted to talk to you. We look forward to talking to you again next quarter and have a nice day.
Moderator
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